SECURITIES AND EXCHANGE
                                   COMMISSION

                            Washington, D. C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                            (Amendment No.  ___ ___)


                             Chesapeake Corporation
                       __________________________________
                                (Name of Issuer)


                                  Common Stock
                       __________________________________
                         (Title of Class of Securities)


                                    16515904
                       __________________________________
                                 (CUSIP Number)

                             RULES AND REGULATIONS

CUSIP NO.  165159104


1)      Names of Reporting Persons
        S.S. or I.R.S. Identifi-
        cation Nos. of Above Persons             Crestar Bank  54-1109779

2)      Check the Appropriate Box                (a) ___________________________
        if Member of a Group                     (b) ___________________________
        (See Instructions)

3)      SEC Use Only                             _______________________________

4)      Citizenship or Place of
        Organization                                Virginia

Number of            ) (5) Sole Voting Power       1,468,822
Shares Bene-         ) (6) Shared Voting
 ficially            )      Power                  76,088
Owned by             ) (7) Sole Dispositive
Each Report-         )      Power                  1,458,673
 ing Person          ) (8) Shared Dispositive
With                 )      Power                  1,300,276

9)      Aggregate Amount Beneficially
        Owned by Each Reporting Person             2,765,549

10)     Check if the Aggregate Amount
        in Row (9) Excludes Certain
        Shares (See Instructions)                  _______________________

11)     Percent of Class Represented
        by Amount in Row 9                         11.674%

12)     Type of Reporting Person (See
        Instructions)                              Bank


                                                           2/12/96
                                                 ------------------------------
                                                           (date)

                                                       Robert S. McKenzie
                                                 ------------------------------
                                                          (signature)

                                                         Vice President
                                                 ------------------------------
                                                            (Title)